NovaGold Resources Inc.
Consolidated financial Statements
May 31, 2005

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Report to Shareholders

NovaGold is pleased to report its financial and operating results for the three and six month periods ended May 31, 2005 together with an update of the Company's activities.

Since NovaGold's last quarterly report released in April, the Company achieved several important milestones as part of the Company's continued rapid growth. The Company continues to steadily advance its four North American development stage projects toward production with an ambitious exploration and development program. With the increased success of the results at Galore Creek the Company has expanded its 2005 drill program from 50,000 meters to 65,000 meters and significantly expanded the engineering and environmental activities. As a result the Company expects to spend $40 million in 2005 at the Galore Creek project. The total amount to be invested this year on all the Company's properties is expected to be $70 million, including $17 million by the Company's joint venture partners. Below is a brief progress update on the Company's advanced stage projects and an overview of the Company's revenue generating activities at its Nome Operations.

Galore Creek Project

The Galore Creek copper-gold-silver project located in Northwestern British Columbia is one of NovaGold's most promising advanced stage projects. Galore Creek is a growing world class gold-silver-copper system that is one of the largest exploration and development programs in North America. NovaGold has the option to purchase a 100% interest in the main Galore Creek property, originally owned by subsidiaries of Rio Tinto and Anglo American, with no back-in rights or royalties.

Currently the camp facilities have been expanded to support up to 175 technical personnel on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Feasibility Study targeted for completion in mid-2006. With the Company's recently announced financing, the original 50,000 meter drill program at Galore Creek has been expanded to 65,000 meters.

A total of seven drill rigs are operating on site with drilling targeted to define additional resources and to upgrade Inferred category resources to the Measured and Indicated categories. The Company is also completing collection and analysis of all baseline environmental data and preparing a formal environmental assessment document and key permit applications for submission by the end of 2005.

In addition, NovaGold continues to work closely with the local communities around the project. The Company has concluded an Environmental Assessment Funding Agreement and a Negotiation Agreement with the intention to conclude a Participation Agreement with the Tahltan regarding project development within the next year. Management is very pleased with the overall progress being made on the Galore Creek project.

Donlin Creek Project

At Donlin Creek the Company's joint venture partner, Placer Dome has increased its budget on the project to US$13 million from US$11 million on a minimum 20,000 meter drill program designed to increase the existing 11 million ounce Measured and Indicated gold mineral resource by upgrading a portion of the 14.3 million ounce Inferred gold mineral resource on the project. Three drill rigs have been working on site since spring with results anticipated over the next few months. Placer Dome is completing detailed engineering and design studies for all capital and operating cost estimates to a Pre-Feasibility level and is preparing extensive baseline environmental data to initiate the permit process by late 2005.

The Company is pleased with Placer Dome's progress as they steadily advance this world class asset towards a production decision under the timeline of the property agreement. As currently envisaged, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces of gold per year. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision by November 2007. The Donlin joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Nome Operations

At the Rock Creek project, the Feasibility study is scheduled for completion this fall. In addition, project permitting is progressing on schedule and permits necessary to start construction are anticipated by early in 2006. The Company has begun to purchase certain equipment with long lead times to ensure delivery into Nome, Alaska by the summer of 2006 to begin construction of the mine. The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of around US$250 per ounce. A mine construction decision at Rock Creek is targeted for early 2006 after completion of the Feasibility Study and receipt of construction permits.

At the nearby Big Hurrah property located outside of Nome, NovaGold has initiated a drill program to develop a higher-grade resource on the project that can be integrated into the Rock Creek mine plan. Environmental baseline work at Big Hurrah is also underway to include the deposit in the Rock Creek permit process.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Report to Shareholders

With the start of construction at Rock Creek, NovaGold will mark its first transition from explorer/developer to producer. The Company envisions the development of the Rock Creek deposit as part of an integrated operation which includes Rock Creek, Saddle and Big Hurrah deposits, and the Nome Gold alluvial deposits which collectively contain in excess of 3 million ounces of gold resource.

NovaGold also anticipates continued sales from its Nome sand-and-gravel and land businesses which consistently contribute cash flow for the corporation. These activities and our operations at Rock Creek and Big Hurrah once the Feasibility Study has been completed will result in an efficient integrated operation that will bring over a hundred quality jobs to the community of Nome with significant positive economic benefits to the community and our shareholders as we make our transition to a producer at the Nome Operations.

We look forward to reporting on further positive developments on all of the Company's projects during the coming months.

On behalf of the Board of Directors, NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse}

Rick Van Nieuwenhuyse
President and CEO
July 12, 2005

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Management’s Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated July 12, 2005 and provides an analysis of NovaGold's financial results for the three and six months ended May 31, 2005 compared to the same periods in the previous year. At July 12, 2005 the Company has 66.3 million common shares issued and outstanding. The following information should be read in conjunction with the Company's May 31, 2005 unaudited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report and have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004. This guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise states.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company's Nome, Alaska operations. NovaGold had $38.3 million of unrestricted cash at May 31, 2005 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had a net loss of $1.8 million (or $0.03 per share) for its second quarter ended May 31, 2005, compared with a net loss of $6.5 million (or $0.12 per share) for the same quarter in 2004. The decrease in the quarter's loss was mainly due to the reduced stock-based compensation charge of $5.5 million from 2004 offset partly by higher costs from increased corporate activities in 2005.

Net revenues from the Company's Nome, Alaska land and gravel operations and interest income totaled $0.5 million for the second quarter of 2005, compared with $0.6 million in the same period in 2004. The reduction of $0.1 million is due to decreased land and gravel sales and lower interest income due to lower cash balances.

Expenses were $2.2 million for the second quarter ended May 31, 2005 compared with $7.2 million in the same quarter in 2004. The 2004 expenses excluding non-cash stock-based compensation expense of $5.5 million would have been $1.7 million. Besides stock-based compensation expense, expenses for the quarter ended May 31, 2005 compared with the same quarter in 2004 increased by $0.5 million due to increases in corporate development and communication costs of $0.2 million, wages and benefits of $0.2 million and professional fees of $0.1 million. These increases are related to increased corporate activities due to the Company's growth.

The Company has a net loss of $6.9 million (or $0.11 per share) for the six months ended May 31, 2005, compared with a net loss of $6.8 million (or $0.13 per share) for the same period in 2004. The losses in 2005 and 2004 are almost comparable since the reduction of $0.4 million in net revenues in 2005 compared with 2004 is offset mostly by the reduction in overall expenses of $0.4 million. The largest expense item for both years was the non-cash stock-based compensation expense of $4.2 million in 2005 and $5.5 million in 2004.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:
	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03
	$	$	$	$	$	$	$	$

Net revenues	409	515	946	1,207	581	735	575	359
Loss for the quarter	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)
Loss per share - basic and diluted	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)
Net expenditures on mineral
properties and related deferred costs(1)
USA	2,735	1,613	3,852	3,153	970	480	2,916	1,942
Canada	6,442	2,859	7,621	92,980 (2)	1,553	437	(109)	4,700
(1) Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option payments received.
(2) An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Management’s Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the second quarter ended May 31, 2005, the Company expended $11.9 million on mineral properties and related deferred costs. Of this amount, $9.3 million related to spending at the Galore Creek project located in Northern British Columbia. The majority of the expenditures at Galore Creek relate to drilling and work performed for an independent Pre-Feasibility level study targeted to be completed in the second half of 2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. The Company expended $1.0 million on engineering and environmental permitting at the Rock Creek project in Nome, Alaska to advance the final feasibility study which is on target for completion in the fall of 2005. Nearby Rock Creek is the Big Hurrah project where the Company expended $0.9 million this quarter. The Company also expended $0.7 million at the Ambler project on the drill program. During the quarter the Company sold 650399 BC Ltd., which held the Company's Yukon properties, and the sale resulted in a reduction in mineral properties and related deferred costs of $2.7 million.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants, corporate development and communication costs, wages and benefits, professional fees and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first two quarters of 2005.

Liquidity and Capital Resources

The Company expended $4.0 million on net operating activities during the six months ended May 31, 2005 compared with $3.0 million during the same period in 2004. The largest element of the increase was the increase in cash flows used for operations before changes in non-cash working capital.

The Company received net proceeds of $1.1 million from the exercise of stock options during the six months ended May 31, 2005 compared with $6.1 million from the exercise of stock options and warrants during the same period in 2004.

The Company expended $15.0 million on investing activities during the six months ended May 31, 2005 compared with $5.4 million during the same period in 2004. During the period, the Company expended a total of $15.5 million on mineral properties and related deferred costs of which $1.6 million related to accrued costs at the Company's November 30, 2004 year end. The majority of the mineral property expenditures for the first half of the year occurred at the Galore Creek, Rock Creek and Big Hurrah projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At May 31, 2005, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$

2005	89
2006	287
2007	289
2008	285
2009	285
Thereafter	2,030

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At May 31, 2005 the Company had unrestricted cash and cash equivalents of $38.3 million. On July 7, 2005 the Company completed a $62.6 million bought deal financing to a syndicate of Canadian investment dealers to purchase 6.26 million special warrants at a price of $10.00 per special warrant for net proceeds of approximately $59.0 million.

The Company initially budgeted to invest a minimum of $37 million on exploration and development programs on its properties in 2005. This included $25 million at Galore Creek, US$5.75 million at Rock Creek/Big Hurrah and US$4 million at the Ambler project. In July 2005 the Company received approximately $59 million from a special warrant financing. As a result of the receipt of these additional funds the Company is considering expanding the programs at both Galore Creek and Rock Creek/Big Hurrah.

At the Galore Creek project, the Company initially planned in 2005 to spend a minimum of $25 million on project engineering, environmental work and at least 50,000 meters of drilling. With the successful

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Management’s Discussion and Analysis

results from the resource update completed in April 2005, and the subsequent completion of additional financing, the Company has expanded its planned expenditure at Galore Creek to at least $40 million, including a program targeting a minimum 65,000 meters of drilling and increased project engineering and environmental work. The specific objectives are to complete a pre-feasibility level assessment of the project by the second half of 2005, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations including reaching a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study using the services of the independent engineering firm Norwest Corporation is ongoing. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and has decided to include mining from the Big Hurrah deposit as part of the study. A budget of US$4 million was planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million was anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek. Although the studies and permitting are not complete the Company, as previously announced, is considering purchasing (or advance ordering) certain critical equipment in advance so that the construction schedule is not delayed, should a decision be made to construct a mine at Rock Creek/Big Hurrah later in 2005. The potential commitment on these items in 2005 is expected not to exceed US$20 million.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

At the Donlin Creek project, no financial contribution is required by NovaGold in 2005 for the project but US$13 million, an increase from US$11 million, is budgeted to be invested by Placer Dome on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project, and completion of a pre-feasibility level study.

Related Party Transactions

In March 2005, the Company sold its subsidiary, 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties to Alexco Resource Corporation (Alexco), a newly formed company whose president is a director of NovaGold. Concurrent with the transfer, the Company's CEO was appointed to the board of directors of Alexco. The proceeds from the sale of BC Ltd were common shares in Alexco recorded at a fair value of $2.76 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property, without assuming reclamation liabilities, from the purchaser, however, no final agreement has been signed at this time.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Management’s Discussion and Analysis

future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based Compensation
CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

The Company's accounting policies are described in Note 2 to the Company's 2004 audited consolidated financial statements which can be found on the Company's website: www.novagold.net or on SEDAR: www.sedar.com.

Risk Factors

Exploration and Development
Mineral explo ration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars
	May 31	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	38,269	56,142
Restricted cash	790	469
Accounts receivable	122	192
Amounts receivable from related party	13	13
Inventory	40	39
Deposits and prepaid amounts	2,435	1,174
	41,669	58,029

Accounts and officer loan receivable	697	710
Land	1,757	1,757
Property, plant and equipment	2,302	1,131
Mineral properties and related deferred costs (note 3 )	160,775	147,126
Investments (note 3)	4,408	1,641
Reclamation deposit	105	105
	211,713	210,499

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,389	6,867
Loan payable	200	200
Reclamation payable	870	899
	9,459	7,966

Officer loan payable	191	204
Deferred tenant inducements	477	-
Deferred income	10	21
Provision for reclamation costs	536	536
Future income taxes (note 4)	36,994	30,262
	47,667	38,989

Shareholders' equity
Share capital (note 4)	243,039	247,511
Contributed surplus	820	820
Stock-based compensation (note 5)	9,753	5,811
Deficit	(89,566)	(82,632)
	164,046	171,510
	211,713	210,499

Nature of operations (note 1)
(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]		[signed: James Philip]
	Director		Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Six Months Ended
	May 31		May 31
	2005	2004	2005	2004
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	202	238	346	617
Interest income	252	367	655	735
	454	605	1,001	1,352

Cost of sales	45	24	77	36
	409	581	924	1,316
Expenses and other
Corporate development and communication	461	262	679	392
Foreign exchange (gain) loss	(57)	90	(84)	57
General and administrative	597	526	1,092	1,043
Mineral property recovery in excess of costs	-	(40)	-	(109)
Professional fees	441	316	560	455
Stock-based compensation	-	5,452	4,209	5,452
Wages and benefits	764	570	1,402	979
	2,206	7,176	7,858	8,269

Minority interest	-	62	-	126

Loss for the period	(1,797)	(6,533)	(6,934)	(6,827)
Deficit - Beginning of period	(87,769)	(74,550)	(82,632)	(74,256)

Deficit - End of period	(89,566)	(81,083)	(89,566)	(81,083)
Loss per share
Basic and diluted	(0.03)	(0.12)	(0.11)	(0.13)

Weighted average number of shares	66,181,143	54,094,759	65,891,784	53,691,688
(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Six Months Ended
	May 31		May 31
	2005	2004	2005	2004
	$	$	$	$

Cash flows from (used in) operating activities
Loss for the period	(1,797)	(6,533)	(6,934)	(6,827)
Items not affecting cash
Amortization	22	47	84	94
Foreign exchange (gain) loss	(57)	90	(84)	57
Mineral property recovery in excess of costs	-	(40)	-	(109)
Minority interest	-	178	-	285
Stock-based compensation	-	5,452	4,209	5,452

	(1,832)	(806)	(2,725)	(1,048)
Net change in non-cash working capital
Increase in accounts receivables, deposits and prepaid amounts	(587)	(177)	(1,191)	(440)
Increase in inventory	(1)	(2)	(1)	(4)
Increase/(decrease) in accounts payable and accrued liabilities	79	232	(129)	(1,503)
	(2,341)	(753)	(4,046)	(2,995)

Cash flows from financing activities
Proceeds from issuance of common shares - net	324	3,023	1,128	6,132
	324	3,023	1,128	6,132

Cash flows used in investing activities
Acquisition of property, plant and equipment	(737)	(466)	(778)	(549)
Expenditures on land improvements	-	-	-	(74)
Expenditures on mineral properties and related deferred costs - net	(11,942)	(2,523)	(15,549)	(3,565)
Increase in accounts payable and accrued liabilities related
to mineral properties	4,982	677	1,609	398
Increase in restricted cash	(321)	(410)	(321)	(410)
Investments	-	(1,000)	-	(1,180)
	(8,018)	(3,722)	(15,039)	(5,380)

Effect of exchange rate on cash and cash equivalents	57	(90)	84	(57)
Decrease in cash and cash equivalents during the period	(9,978)	(1,542)	(17,873)	(2,300)
Cash and cash equivalents - Beginning of the period	48,247	58,989	56,142	59,747
Cash and cash equivalents - End of the period	38,269	57,447	38,269	57,447

Supplemental disclosure
Sale of subsidiary for common shares	2,765	-	2,765	-
Stock-based compensation realized	42	-	267	-
Shares issued for option agreement	-	-	864	-
(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Notes to Consolidated Financial Statements - Unaudited

1. Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Management believes that the Company will be able to meet its minimum operating and capital commitments in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report and have been consistently followed in the preparation of these financials statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company. These consolidated financial statements should be read in conjunction with the Company's 2004 audited consolidated financial statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Notes to Consolidated Financial Statements - Unaudited

3. Mineral properties and related deferred costs

For the six months ended May 31, 2005:	in thousands of Canadian dollars
	Balance -			Balance -
	November 30,			May 31,
	2004	Expenditures	Adjustment	2005
	$	$	$	$

Alaska, USA
Donlin Creek	17,421	1	-	17,422
Rock Creek	14,070	2,119	-	16,189
Shotgun	4,059	-	-	4,059
Ambler	2,371	825	-	3,196
Big Hurrah	789	1,156	-	1,945
Nome Gold	196	30	-	226
Other	267	217	-	484

Yukon and British Columbia, Canada
Galore Creek	104,388	10,904		115,292
Copper Canyon	785	1,143		1,928
Brewery Creek	1,559	16	(1,575)	-
McQuesten	1,091	3	(1,094)	-
Other	130	-	(96)	34
	147,126	16,414	(2,765)	160,775

In March 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties, to Alexco Resource Corporation (Alexco), a newly formed company whose president is a director of NovaGold. Concurrent with the transfer, the Company's CEO was appointed to the board of directors of Alexco. The proceeds from the sale of BC Ltd are common shares in Alexco recorded at a fair value of $2.76 million, plus a cash payment equal to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the book value of the assets in BC Ltd and thus there was no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser, however, no final agreement has been signed at this time.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Notes to Consolidated Financial Statements - Unaudited

4. Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
		$

Balance at November 30, 2004	65,702,193	247,511
Issued in quarter
For cash and fair value pursuant to option agreements	340,629	1,030
Pursuant to property agreement	74,074	864
Future income taxes to flow-through shares	-	(6,732)

Balance at February 28, 2005	66,116,896	242,673
Issued in quarter
For cash and fair value pursuant to option agreements	200,370	366
Balance at May 31, 2005	66,317,266	243,039

On October 28, 2004 the Company issued 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. In accordance with EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company.

In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded net future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $6.7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income tax recovery at that time.

5. Stock-based compensation

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the six months ended May 31, 2005 the Company has recognized a stock-based compensation charge of $4,209,000 for options granted to directors, employees and service providers in accordance with CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options was calculated using the following assumptions.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

Six months ended May 31, 2005
Average risk-free interest rate	2.94% - 3.04%
Expected life	1.85 years
Expected volatility	58%
Expected dividends	Nil
No stock options were granted during the quarter ended May 31, 2005.

6. Segmented information

The Company's revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company's exploration assets are located in the United States and Canada and the geographical breakdown is show in note 3.

7. Subsequent events

On July 7, 2005, the Company announced that it has closed its previously announced private placement to a syndicate of underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including BMO Nesbitt Burns Inc. and Sprott Securities Inc. to purchased 6.26 million special warrants at a price of $10.00 per special warrant for gross proceeds of $62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The Company has agreed to use its reasonable efforts to file a short form prospectus in Canada to qualify the common shares and warrants underlying the special warrants (the "prospectus") as soon as possible but in any event within 41 days following closing. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) four months and one day after the closing of the private placement, provided that in no event may the special warrants be converted earlier than the day which is 41 days following closing.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. In consideration for their services, the underwriters received a 5% cash commission of approximately $3,130,000 and 313,000 brokers’ warrants exercisable into one common share of the Company at a price of $11.00 on or before July 7, 2006.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005